                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K
                                  ANNUAL REPORT



                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                 FOR THE SIXTEEN MONTHS ENDED DECEMBER 31, 1997



                            THRIFT PLAN FOR EMPLOYEES
                                 OF ONEOK, INC.
                                AND SUBSIDIARIES



                                   ONEOK, INC.
                              100 WEST FIFTH STREET
                              TULSA, OKLAHOMA 74103

                                   SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                    THRIFT PLAN FOR EMPLOYEES OF
                                                    ONEOK INC. AND SUBSIDIARIES


Date: July 6, 1998                              By: /s/ BARRY EPPERSON
     ---------------------                         ----------------------------
                                                   Barry Epperson, Member
                                                   Thrift Plan Committee

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                       FINANCIAL STATEMENTS AND SCHEDULES

                     DECEMBER 31, 1997, AND AUGUST 31, 1996

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                                TABLE OF CONTENTS


                                                                                     Page
                                                                                     ----
Independent Auditors' Report                                                           1

Financial Statements:

    Statements of Financial Condition - December 31, 1997 and August 31, 1996          2

    Statements of Income and Changes in Plan Equity - Sixteen months ended
        December 31, 1997 and the year ended August 31, 1996                          3-5

    Notes to Financial Statements                                                     6-10

                                                                                    Schedule
                                                                                    --------

Item 27a - Schedule of Assets Held for Investment Purposes -
    December 31, 1997                                                                  1

Item 27d - Schedule of Reportable Transactions -
    Period ended December 31, 1997                                                     2

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Thrift Plan for Employees of
ONEOK, Inc. and Subsidiaries:


We have audited the accompanying statements of financial condition of the Thrift Plan for Employees of ONEOK, Inc. and subsidiaries as of December 31, 1997 and August 31, 1996, and the related statements of income and changes in plan equity for the sixteen months ended December 31, 1997 and the year ended August 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the equity of the Plan as of December 31, 1997 and August 31, 1996, and the changes in plan equity for the sixteen months ended December 31, 1997 and the year ended August 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included herein are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tulsa, Oklahoma
June 12, 1998

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                        STATEMENTS OF FINANCIAL CONDITION

                      DECEMBER 31, 1997 AND AUGUST 31, 1996
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                        1997         1996
                                                                      --------     --------
Investments, at fair value:
    Securities of ONEOK, Inc.:
       Common stock, 3,123,406 and 2,960,960 shares
           (cost of $67,412 and $51,133), respectively                $126,108       81,056

       Preferred stock, Series A, 4-3/4%, 0 and 7,952 shares
            (cost of $0 and $170), respectively                             --          248

    United States Government Series "E" and "EE" Bonds,
        17,190 and 23,847 bonds (cost of $731 and
        $815), respectively                                                731          815

    SEI Standard & Poor's 500 Fund, 917,774 and
        892,788 shares (cost of $21,027 and
        $16,053), respectively                                          28,129       18,784

    American Performance Bond Fund, 252,791 shares and
        229,853 shares (cost of $2,336 and $2,131), respectively         2,403        2,066

    John Hancock Emerging Growth Fund, 254,619 and
        237,350 shares (cost of $10,553 and $9,133), respectively        9,639        9,399

    NWQ Balanced Portfolio, 532,729 and 383,985 shares
        (cost of $6,983 and $4,478), respectively                        7,733        4,592

    American Performance U.S. Treasury fund, 17,633,329
        and 22,611,734 shares (cost of $17,632 and
        $22,612), respectively                                          17,632       22,612

    SEI Stable Asset Fund, 12,359,464 and 12,035,151 shares
        (cost of $12,360 and $12,035), respectively                     12,360       12,035

    Participant loans                                                    9,509        9,191
                                                                      --------     --------

             Total investments representing plan equity               $214,244      160,798
                                                                      ========     ========

See accompanying notes to financial statements.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

    SIXTEEN MONTHS ENDED DECEMBER 31, 1997 AND THE YEAR ENDED AUGUST 31, 1996
                                 (In thousands)


                                                                                  1997
                                                -----------------------------------------------------------------------------
                                                ONEOK,        ONEOK,                                  SEI
                                                 Inc.          Inc.       Series        Series      Standard       American
                                                Common      Preferred      "E"           "EE"       and Poor's    Performance
                                                Stock         Stock       Bonds         Bonds         Index        Bond Fund
                                                ------      ---------     ------        -----       ----------    -----------
Investment income:
    Dividends                                $   4,892           9          --            --            462           162
    Interest                                        --         167          22            29             --            --
                                             ---------        ----        ----          ----         ------         -----
       Net investment income                     4,892         176          22            29            462           162

Gain (loss) on sale of securities               13,556           1          --            --          4,172            (7)

Increase (decrease) in unrealized
    appreciation                                28,686           8          --            --          4,371           133

Cash contributions:
    Employee                                     4,309          --          --            --          1,268           188
    Employer                                     2,522          --          --            --            756           111
                                             ---------        ----        ----          ----         ------         -----
                                                 6,831          --          --            --          2,024           299

Withdrawals by participants                     (8,486)         (2)        (28)          (32)        (3,586)         (525)

Transfers                                         (427)       (431)         (7)          (68)         1,902           275

Net increase (decrease) in plan equity          45,052        (248)        (13)          (71)         9,345           337

Plan equity at beginning of period              81,056         248         311           504         18,784         2,066
                                             ---------        ----        ----          ----         ------         -----
Plan equity at end of period                 $ 126,108          --         298           433         28,129         2,403
                                             =========        ====        ====          ====         ======         =====

                                                                              1997
                                             --------------------------------------------------------------------------------
                                               John                      American         SEI
                                              Hancock        NWQ        Performance      Stable
                                             Emerging      Balanced    U.S. Treasury     Asset      Participant
                                              Growth       Portfolio       Fund           Fund         Loans            Total
                                             --------      ---------   -------------     ------     -----------         -----
Investment income:
    Dividends                                    --           203             --             --             --           5,728
    Interest                                     --            --          1,279            892          1,279           3,668
                                              -----         -----         ------         ------          -----         -------
       Net investment income                     --           203          1,279            892          1,279           9,396

Gain (loss) on sale of securities             2,775           598             --             --             --          21,095

Increase (decrease) in unrealized
    appreciation                             (1,177)          633             --             --             --          32,654

Cash contributions:
    Employee                                    928           557            550            319             --           8,119
    Employer                                    555           328            359            201             --           4,832
                                              -----         -----         ------         ------          -----         -------
                                              1,483           885            909            520             --          12,951

Withdrawals by participants                  (1,580)         (901)        (5,760)        (6,710)         4,960         (22,650)

Transfers                                    (1,261)        1,723         (1,408)         5,623         (5,921)             --

Net increase (decrease) in plan equity          240         3,141         (4,980)           325            318          53,446

Plan equity at beginning of period            9,399         4,592         22,612         12,035          9,191         160,798
                                              -----         -----         ------         ------          -----         -------
Plan equity at end of period                  9,639         7,733         17,632         12,360          9,509         214,244
                                              =====         =====         ======         ======          =====         =======

See accompanying notes to financial statements.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

           STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY, CONTINUED

    SIXTEEN MONTHS ENDED DECEMBER 31, 1997 AND THE YEAR ENDED AUGUST 31, 1996
                                 (IN THOUSANDS)

                                                                                 1996
                                                -----------------------------------------------------------------------------
                                                ONEOK,        ONEOK,                                  SEI
                                                 Inc.          Inc.       Series        Series      Standard       American
                                                Common      Preferred      "E"           "EE"       and Poor's    Performance
                                                Stock         Stock       Bonds         Bonds         Index        Bond Fund
                                                ------      ---------     ------        -----       ----------    -----------
Investment income:
    Dividends                                  $  3,892          20          --            --            372           175
    Interest                                        143          --          20            33              3             4
                                               --------        ----        ----          ----         ------         -----
      Net investment income                       4,035          20          20            33            375           179

Gain (loss) on sale of securities                12,161          10          --            --          1,992           (49)

Increase (decrease) in unrealized
    appreciation                                  6,344          22          --            --            343           (43)

Cash contributions:
    Employee                                      2,816          --          --            --            817           240
    Employer                                      1,877          --          --            --            543           109
                                               --------        ----        ----          ----         ------         -----
                                                  4,693          --          --            --          1,360           349

Withdrawals by participants                      (9,872)        (29)       (104)         (117)        (2,679)         (712)

Transfers                                       (15,005)        (20)       (116)          (48)         3,064        (1,067)
                                               --------        ----        ----          ----         ------         -----
Net increase (decrease) in
    plan equity                                   2,356           3        (200)         (132)         4,455        (1,343)

Plan equity at beginning of year                 78,700         245         511           636         14,329         3,409
                                               --------        ----        ----          ----         ------         -----
Plan equity at end of year                     $ 81,056         248         311           504         18,784         2,066
                                               ========        ====        ====          ====         ======         =====

                                                                                 1996
                                             --------------------------------------------------------------------------------
                                               John                      American         SEI
                                              Hancock        NWQ        Performance      Stable
                                             Emerging      Balanced    U.S. Treasury     Asset       Participant
                                              Growth       Portfolio       Fund           Fund         Loans            Total
                                             --------      ---------   -------------     ------      -----------        -----
Investment income:
    Dividends                                    --            76             --             --            --           4,535
    Interest                                      1            --          1,071            433           884           2,592
                                              -----         -----         ------         ------         -----         -------
      Net investment income                       1            76          1,071            433           884           7,127

Gain (loss) on sale of securities               555           155             --             --            --          14,824

Increase (decrease) in unrealized
    appreciation                               (104)           (2)            --             --            --           6,560

Cash contributions:
    Employee                                    695           378            442            196            --           5,584
    Employer                                    416           260            323            137            --           3,665
                                              -----         -----         ------         ------         -----         -------
                                              1,111           638            765            333            --           9,249

Withdrawals by participants                    (807)         (296)        (5,688)        (4,178)        3,783         (20,699)

Transfers                                     4,159         1,665          2,073          9,352        (4,057)             --
                                              -----         -----         ------         ------         -----         -------
Net increase (decrease) in
    plan equity                               4,915         2,236         (1,779)         5,940           610          17,061

Plan equity at beginning of year              4,484         2,356         24,391          6,095         8,581         143,737
                                              -----         -----         ------         ------         -----         -------
Plan equity at end of year                    9,399         4,592         22,612         12,035         9,191         160,798
                                              =====         =====         ======         ======         =====         =======

See accompanying notes to financial statements.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 1997, AND AUGUST 31, 1996


(1)      DESCRIPTION OF PLAN

         A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the "Plan") follows and is provided for general information only. Participants should refer to the full text of the Plan for more complete information. Following is a list of employers eligible to participate in the Plan (collectively referred to herein as "the Company").

         ONEOK, Inc.                               ONEOK Resources Company
         OKEOK Gas Transportation Company          ONEOK Leasing Company
         ONEOK Gas Marketing Company               ONEOK Technology Company
         ONEOK Products Company                    ONEOK Power Marketing Company
         ONEOK Producer Services, Inc.             ONEOK Parking Company
         ONEOK International, Inc.                 ONG Transmission Company
         Oklahoma Natural Gas Company              ONG Sayre Storage Company
         Fifth Street Investment Corporation       OkTex Pipeline Company

         GENERAL

         The Plan is a defined contribution plan which covers all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         PARTICIPATION AND CONTRIBUTIONS

         An employee may begin participation on the first day of the month following employment. Participants may make pre-tax deferrals by depositing with the Trustee payroll deductions of up to a maximum of 14% of their basic compensation if certain deferral limitations are not exceeded. Participants may make after-tax deposits of any whole percentage of their basic compensation up to a maximum of 6% as long as the total of pre-tax deferrals and after-tax deposits does not exceed 16%.

         After one year of service, the Company will match 100% of pre-tax deferrals and after-tax deposits, up to a maximum of 6%. The combined total of pre-tax deferrals, after-tax deposits, and Company matching contributions cannot exceed the lesser of $30,000 or 25% of the participant's annual compensation.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

         PLAN AMENDMENT

         During 1997, the Plan implemented the Dividend Switchback Option, which allows participants holding ONEOK, Inc. stock in their Plan account to defer 100%, 50%, or 0% of the ONEOK, Inc. dividends received into their Plan account on a pre-tax basis and receive the remaining portion of dividends in cash. Contributions into participants accounts resulting from these dividends are not included within the Plan's calculation of maximum pre-tax and after-tax deposits.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INVESTMENTS

         Investments are stated at fair values based on the estimated current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

         GAINS AND LOSSES FROM SALE OF INVESTMENTS

         Gains and losses resulting from the sale of investments are differences between the average cost of specific investments sold and proceeds received. Transactions are recorded on a trade date basis.

         ADMINISTRATIVE COSTS

         The Company pays all costs and expenses for administering the Plan, including expenses of the Committee and fees and expenses of the Trustee, except for brokerages, commissions, investment management fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account.

         INCOME TAXES

         The Plan is a qualified trust under Section 401(a) and qualifies under the provision of Section 501(a) of the Internal Revenue Code, and is exempt from federal income taxes. The Plan has received a favorable determination letter and has applied for an updated letter subsequent to implementation of the Plan amendment. The Company believes that the Plan is currently designed and being operated with the applicable requirements of the Internal Revenue Code.

         CASH AND CASH EQUIVALENTS

         The Plan maintains a reserve of cash or cash equivalents for the purpose of expediting participant withdrawals from the various funds. Cash equivalents are invested in shares of the American Performance U.S. Treasury Fund.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

         USE OF ESTIMATES

         The preparation of these financial statements in conformity with generally accepted accounting principles requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)      INVESTMENT OF FUNDS

         The participants have the right to designate investment of their account balances, including their contributions and deferrals and the Company's matching contributions. Investment options are changed from time to time by the administrative committee of the Plan. Currently, funds may be designated among the following investment options:

              Common Stock of ONEOK, Inc. - Stock is purchased and sold on the open market.

              SEI Standard and Poor's Fund - Invests primarily in the 500 stocks included in Standard & Poor's 500 Index.

              American Performance U.S. Treasury Fund - Invests primarily in bonds issued or guaranteed by the U.S. government or its agencies.

              John Hancock Emerging Growth Fund - Invests primarily in common stocks of rapidly growing small and medium sized companies.

              NWQ Balanced Portfolio - Invests primarily in a combination of investment grade fixed income securities and common stocks.

              American Performance Bond Fund - Invests primarily in actively managed, diversified portfolio of short, intermediate, and long-term bonds and other fixed income securities.

              SEI Stable Asset Fund - Invests primarily in highly rated Guaranteed Investment Contracts purchased from insurance companies, other financial institutions, or that are guaranteed by the U.S. Government or its agencies.

         If no investment option is elected by the participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%.

         The participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee on a daily basis. Neither the Company nor the Trustee guarantees the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

         All interest, dividends, and other income received by the Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account. The cost charged to a participant's account for securities purchased is the average cost for all such securities purchased during the month. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are added to the cost of the securities purchased or deducted from the proceeds of the sale.

         Company contributions to the account of a participant and any income and earnings are immediately vested upon receipt by the Trustee (subject to subsequent loss through decline in value of investments). Upon termination of the Plan, each of the participants will receive distribution of the entire balance of their account.

         The number of employees participating in the various investment options at December 31, 1997 and August 31, 1996 is summarized as follows:

                       Investment Option                            1997                 1996
                       -----------------                            ----                 ----
            Common Stock of ONEOK, Inc.                            1,690                1,721
            Preferred Stock of ONEOK, Inc.                             -                   27
            United States Government Series "E" Bonds                 26                   32
            United States Government Series "EE" Bonds                50                   53
            SEI Standard & Poor's 500 Fund                         1,029                1,027
            American Performance Bond Fund                           278                  303
            John Hancock Emerging Growth Fund                        742                  769
            NWQ Balanced Portfolio                                   485                  516
            American Performance U.S. Treasury Fund                  811                  972
            SEI Stable Asset Fund                                    492                  372

         Participants may borrow from the Plan pursuant to Section 408(b)(1) of the ERISA, as amended. Loans may not exceed 50% of the nonforfeitable accrued benefit of the participant. Participant loans are stated at cost which represents estimated market value.

(4)      UNREALIZED APPRECIATION OF INVESTMENTS

         The current market value, average cost and net unrealized appreciation of investments as of December 31, 1997 and August 31, 1996 are summarized as follows (in thousands):

                                             1997         1996
                                           --------     --------
Current market value                       $214,244      160,798
Average cost                                148,543      127,751
                                           --------     --------

Net unrealized appreciation                $ 65,701       33,047
                                           ========     ========

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

(5)      GAIN ON SALE OF SECURITIES

         The aggregate proceeds and aggregate average cost relating to investments sold at a net gain for the sixteen months ended December 31, 1997 and the year ended August 31, 1996 are summarized as follows (in thousands):

                                            1997         1996
                                          --------     --------
Aggregate proceeds                        $107,832       93,701
Aggregate average cost                      86,737       78,877
                                          --------     --------

Net gain on sale of securities            $ 21,095       14,824
                                          ========     ========

                                                                      SCHEDULE 1


                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997
                                 (IN THOUSANDS)

   Column (a)                 Column (b)                          Column (c)                   Column (d)     Column (e)

    Party-in
    Interest*        Identity of Issue, Borrower,                                                               Current
 Identification         Lessor or Similar Party           Description of Investment               Cost           Value
 --------------   ----------------------------------  ---------------------------------           ----          -------

        *         ONEOK, Inc.                         Common stock without par value            $  67,412        126,108

                  Series "E" Bonds                    U.S. Government securities                      298            298

                  Series "EE" Bonds                   U.S. Government securities                      433            433

                  SEI Standard & Poor's 500           Stocks included in S&P
                      Fund                                500 Index                                21,027         28,129

        *         American Performance Bond           Mutual fund
                      Fund                                                                          2,336          2,403

                  John Hancock Emerging               Stocks of small and medium
                      Growth Fund                         sized companies                          10,553          9,639

                  NWQ Balanced Portfolio              U.S. Treasury notes, bonds
                                                          and common stocks                         6,983          7,733

        *         American Performance U.S.           Highly liquid temporary
                      Treasury Fund                       investments                              17,632         17,632

                  SEI Stable Asset Fund               Guaranteed Investment
                                                          contracts                                12,360         12,360

        *         ONEOK, Inc. participant loans       Participant loans at varying
                      Fund                            interest rates and maturity dates             9,509          9,509
                                                                                                ---------        -------
                                                                                                $ 148,543        214,244
                                                                                                =========        =======


       *Party-in-interest

                                                                      SCHEDULE 2

                          THRIFT PLAN FOR EMPLOYEES OF
                          ONEOK, INC. AND SUBSIDIARIES

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     SIXTEEN MONTHS ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

     Column (a)                Column (b)                   Column (c)   Column (d)   Column (e)     Column (f)        Column (g)

                                                                                                   Current Value
    Identity of                                             Purchase      Selling      Cost of      of Asset on          Net
   Party Involved         Description of Asset               Price         Price        Asset     Transaction Date    Gain (Loss)
   --------------       ----------------------               -----         -----        -----     ----------------    -----------
* Bank of Oklahoma      A.P. US Treasury Fund             $  11,221         -           11,221         11,221              -

* Bank of Oklahoma      A.P. US Treasury Fund                  -          16,279        16,279         16,279              -

* Bank of Oklahoma      SEI Stable Asset Fund                22,627         -           22,627         22,627              -

* Bank of Oklahoma      SEI Stable Asset Fund                  -          22,395        22,395         22,395              -

* Bank of Oklahoma      Hancock Emerging Growth Fund         12,070         -           12,070         12,070              -

* Bank of Oklahoma      Hancock Emerging Growth Fund           -          11,302         8,527         11,302             2,775

* Bank of Oklahoma      NWQ Balanced Fund                     5,769         -            5,769          5,769              -

* Bank of Oklahoma      NWQ Balanced Fund                      -           3,576         2,979          3,576               597

* Bank of Oklahoma      SEI S&P 500 Index Fund               16,918         -           16,918         16,918              -

* Bank of Oklahoma      SEI S&P 500 Index Fund                 -          15,584        11,412         15,584             4,172

* Bank of Oklahoma      ONEOK Common Stock                   39,000         -           39,000         39,000              -

* Bank of Oklahoma      ONEOK Common Stock                     -          31,809        18,691         31,809            13,118


*Series of transactions